

March 18, 2021

Larry G. Swets, Jr.
Chief Executive Officer
FG Financial Group, Inc.
970 Lake Carillon Drive, Suite 318
St. Petersburg, FL 33716

> **Re: FG Financial Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 19, 2021**
> **File No. 333-253285**

Dear Mr. Swets:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Cover Page

1. Please disclose on the outside front cover of the prospectus the calculation of the aggregate market value of the outstanding voting and nonvoting common equity pursuant to Instruction 7 to General Instruction I.B.6 to Form S-3 and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period ending on, and including the date of the prospectus.

2. Please confirm to us your reliance on General Instruction I.B.6 to Form S-3 for limited primary offerings with respect to this registration statement, and your understanding of the size limitations for such offerings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Julia Griffith at 202-551-3267 or John Dana Brown at 202-551-3859 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance